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                               April 7, 2021

       Roy Mann
       Co-Founder and Co-Chief Executive Officer monday.com Ltd.
       52 Menachem Begin Rd.
       Tel Aviv-Yafo 6713701, Israel

                                                        Re: monday.com Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 11,
2021
                                                            CIK No. 0001845338

       Dear Mr. Mann:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 11, 2021

       Summary
       Overview, page 1

   1. We note your disclosure of negative adjusted free cash flow on page 2. Please revise to identify this figure as
a non-GAAP measure, present it with equal or greater prominence to the most directly
comparable GAAP financial measure, and cross reference to your non-GAAP reconciliation
located elsewhere in your filing. Please refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K.
   2. You state that you serve more than 110,000 customers across over 200 industries in 190 countries. Please
revise to disclose an "as of" date for this and other similar statements.
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Risk Factors
We derive, and expect to continue to derive, substantially all of our revenue from a single product, page 16

3. You disclose that you derive, and expect to continue to derive, substantially all of your revenue from a single product, Work OS. Please revise here to disclose the percentage of revenue this product has accounted for in each period presented in your financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

4. We note that your prospectus includes general disclosures about COVID-19 and its impact. Please revise here or elsewhere to disclose the specific impacts, both positive and negative, that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF
         Disclosure Guidance: Topic No. 9A for additional guidance.
Our Business Model
Our Customers, page 65

5. You disclose that you had "more than 110,000 customers" as of December 31, 2020, an increase of more than 30% from December 31, 2019. Please revise to disclose the specific number of customers in 2019 and 2020.
6. You state that the chart on page 66 reflects the growth over time of work actions per customer, for customers with more than 10 users on our platform. We also note that the y-
         axis of the chart is labeled as "work actions per user." Please revise to clarify whether the chart depicts work actions per customer or work actions per user.
7. On pages 66 and 68, you discuss enterprise customers and also state as of December 31,
         2019 and 2020, your customers with more than 10 users represented 52% and 61% of your annual recurring revenue, respectively. Please revise to clarify whether these customers with more than 10 users all meet your definition of enterprise customer. If this group of customers with more than 10 users includes non-enterprise customers as well, please revise to also disclose the percentage of your annual recurring revenue represented by your enterprise customers.
Key Factors Affecting Our Performance, page 67

8. On page 68, you state that your Net Dollar Retention Rate for customers with more than
         10 users was over 115% in the last five quarters ending December 31, 2020. Please revise to provide your actual Net Dollar Retention Rate for each of these quarters. Additionally, we note that your Net Dollar Retention Rate for all of our customers for the quarter ended
         December 31, 2020 was 105%. Please revise to also disclose your Net Dollar Retention
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         Rate for all customers for each quarter for which you provide this metric for customers with more than 10 users.
Non-GAAP Financial Measures, page 70

9. We note your discussion on page 71 regarding the impact of fluctuations in foreign currency exchange rates on your free cash flow. Please revise to clarify if you are referring to the impact on free cash flow (which is not presented) or adjusted free cash flow. Please also revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence than your discussion of non-GAAP measures.
10. As a related matter, we note from your disclosure on page 23 that approximately 17% of your expenses in 2020 were denominated in New Israeli Shekels (NIS). Please revise to ensure that your GAAP discussion of liquidity and results of operations also addresses the impacts of fluctuations in foreign currency exchange rates.
Business
Our Growing Ecosystem, page 84

11. We note that you recently extended your platform to third-party developers through a low-
         code framework and apps marketplace. Please tell us about any contractual arrangements you have with third-party developers, including any compensation or revenue sharing arrangements for items created by third party developers that are offered in your apps marketplace. Please revise your disclosures accordingly.
Principal Shareholders, page 118

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Insight Venture Partners, SG Growth
         Partners, and Sonnipe Limited.
Description of Share Capital and Articles of Association
Exclusive Forum, page 130

13. You state here that your amended and restated articles of association will provide that the
         U.S. District Court for the Southern District of New York shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and/or Exchange Act. In the risk factor on page 46, you state that your amended and restated articles of association will provide that the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the
         Securities Act and also note that the provision does "not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S.
         federal courts have exclusive jurisdiction." Please revise to:

                clarify whether this exclusive forum provision applies to both Securities Act and
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monday.com Ltd.
April 7, 2021
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              Exchange Act claims, or whether it only applies to Securities Act claims;

                clarify whether exclusive forum is any U.S. federal district court or specifically the
              U.S. District Court for the Southern District of New York; and

                state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Audited Consolidated Financial Statements
Note 6: Revolving Credit Facility, page F-18

14. Please revise to explain in greater detail how monthly recurring revenues and minimum liquidity balances are defined for purposes of your financial covenants. Additionally, we note that your total unutilized credit facility was $59 million as of December 31, 2020.
         Please revise to clarify if that total amount was available for borrowings or if availability was reduced as of December 31, 2020 based upon the Company's MRR and other covenants.
Note 16: Subsequent Events, page F-29

15. Please review your disclosure regarding the board's February 2020 approval of options to purchase 1,355,279 ordinary shares and revise to correct any typos as necessary. Please also provide us with a breakdown of all stock-based compensation awards granted to date during 2021, including the fair value of the underlying stock used to value such awards.
         To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Exhibits

16. We note that you have a credit facility with Bank Leumi le Israel B.M. Please file the related loan and security agreement as an exhibit.
General

17. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
FirstName LastNameRoy Mann
       behalf, have presented or expect to present to potential investors in reliance on Section
Comapany
       5(d) Namemonday.com     Ltd.
            of the Securities Act, whether or not you retained, or intend to retain, copies of those
       communications.
April 7, 2021 Page 4
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FirstName   LastNameRoy Mann
monday.com     Ltd.
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       7, 2021
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        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Joshua Kiernan, Esq.